SUBJECT COMPANY: COMPANY DATA: COMPANY CONFORMED NAME: CSX CORP CENTRAL INDEX KEY: 0000277948 STANDARD INDUSTRIAL CLASSIFICATION: RAILROADS, LINE-HAUL OPERATING [4011] IRS NUMBER: 621051971 STATE OF INCORPORATION: VA FISCAL YEAR END: 1231 FILING VALUES: FORM TYPE: CORRESP SEC ACT: 1934 Act SEC FILE NUMBER: 001-08022 BUSINESS ADDRESS: STREET 1: 500 WATER STREET STREET 2: 15TH FLOOR CITY: JACKSONVILLE STATE: FL ZIP: 32202 BUSINESS PHONE: 9043593200 MAIL ADDRESS: STREET 1: 500 WATER STREET STREET 2: 15TH FLOOR CITY: JACKSONVILLE STATE: FL ZIP: 32202 FILED BY: COMPANY DATA: COMPANY CONFORMED NAME: Larson Christopher L CENTRAL INDEX KEY: 0001899809 FILING VALUES: FORM TYPE: CORRESP MAIL ADDRESS: STREET 1: PO BOX #2 CITY: FERRYSBURG STATE: MI ZIP: 49409

April 28, 2022

VIA EDGAR

Mr. Perry Hindin

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

Washington, D.C. 20549

RE: Correspondence

CSX CORP Termination of Solicitation in Opposition

Filed by Chris Larson

Dear Mr. Hindin:

Please be advised that on April 27, 2022, I submitted to CSX Corporation a notice of Termination of Solicitation in Opposition.

Furthermore, I advised CSX Corporation that I will not be self nominating for a Shareholder Board Nominee at the Annual Meeting of Shareholders.

From the start, the intensions were to follow through and solicit proxies for this contest. Completed ground work to date included the development of shareholder profiles, mapping out the communications strategy needed to reach receptive shareholders, effective messaging, the pre-writing of press releases, and the development of the telephony and internet platforms needed for vote collection and validation.

Preparing for the proxy contest required learning, understanding, and complying with the regulatory requirements surrounding the solicitation of proxies. It also meant developing the technical skills required to facilitate filings through EDGAR. The learning curve on the proxy contest lasted longer than planned.

To be minimally effective with the proxy contest, I established certain deadlines. Wednesday, April 27th represented the absolute last day to file the DFAN 14A. It also represented the day I needed to spin up the servers handling my digital communication efforts and telephony assets.

In the process of filing the DFAN 14A, I lost my high-speed internet connection. I contacted the ISP and they stated there was an issue, but they would not be able to dispatch a technician until Friday to fix the problem.

Having one week of communications might result in a minimally effective proxy contest. Less than a week of communications would result in unnecessary work and become a distraction. Neither of those attributes contribute to my proxy goals or the success of the Company.

After providing CSX with the Termination of Solicitation in Opposition, I wanted to verify any potential filing obligations that might arise from such notice. To that effect, I am using the following SEC interpretation as guidance:

I. Regulation M-A:

Release No. 33-7760, October 22, 1999

G. Schedule 14A and Other Proxy Rules

While it relates to settlements, which this is not, certain aspects may be applicable in this instance. Based on the guidance information, please be advised that:

- A settlement did not occur; and

- Chris Larson (the "Filer") did not file a DFAN14 A; and

- the Filer did not publicize the filing; and

- the Filer did not solicit, nor receive, any proxies from other shareholders.

Should you need any clarification, or additional information regarding the termination notice, please let me know.

In closing, please accept my gratitude for the time you and your team dedicated to this proxy solicitation.

Sincerely,

Chris Larson

Shareholder

PO Box #2

Ferrysburg, MI 49409